UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CHILESAT CORP. S.A.

(formerly Télex-Chile S.A.)

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

87957Q 10 2

(CUSIP Number)

John W. Campo, Jr., Esq.
General Electric Capital Corporation
120 Long Ridge Road
Stamford, Connecticut 06927
(203) 357-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87957Q 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inversiones GE Capital Chile Limitada

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,363,515(1)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 40,363,515(1)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,363,515(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) CO

(1)                                  Due to the existence of that certain Shareholders Agreement, dated March 6, 2002 (the “Shareholders Agreement”), by and among Connected Acquisition Chile, S.A., Inversiones GE Gapital Chile Limitada (“GE Chile”), Redes Òpticas S.A., Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund, L.P. (“Southern Cross”) and GE Capital Equity Investments, Ltd. (“GE Equity”) and the provisions therein relating to an agreement of the parties to vote to nominate and elect to the board of directors of ChileSat Corp., S.A., a director designated by GE Chile, GE Chile and GE Equity may be deemed to share beneficial ownership of certain shares of the Issuer with Southern Cross and its affiliates.  In this case the number of Shares beneficially owned by the Reporting Persons would be 240,242,172, representing approximately 51.2% of the outstanding Shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GE Capital Equity Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,363,515(1)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 40,363,515(1)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,363,515(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) CO

(1)                                  Due to the existence of that certain Shareholders Agreement, dated March 6, 2002 (the “Shareholders Agreement”), by and among Connected Acquisition Chile, S.A., Inversiones GE Gapital Chile Limitada (“GE Chile”), Redes Òpticas S.A., Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund, L.P. (“Southern Cross”) and GE Capital Equity Investments, Ltd. (“GE Equity”) and the provisions therein relating to an agreement of the parties to vote to nominate and elect to the board of directors of ChileSat Corp. S.A., a director designated by GE Chile, GE Chile and GE Equity may be deemed to share beneficial ownership of certain shares of the Issuer with Southern Cross and its affiliates.  In this case the number of Shares beneficially owned by the Reporting Persons would be 240,242,172, representing approximately 51.2% of the outstanding Shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,363,515(1)

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 40,363,515(1)

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,363,515(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) CO

(1)                                  Due to the existence of that certain Shareholders Agreement, dated March 6, 2002 (the “Shareholders Agreement”), by and among Connected Acquisition Chile, S.A., Inversiones GE Gapital Chile Limitada (“GE Chile”), Redes Òpticas S.A., Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund, L.P. (“Southern Cross”) and GE Capital Equity Investments, Ltd. (“GE Equity”) and the provisions therein relating to an agreement of the parties to vote to nominate and elect to the board of directors of ChileSat Corp. S.A., a director designated by GE Chile, GE Chile and GE Equity may be deemed to share beneficial ownership of certain shares of the Issuer with Southern Cross and its affiliates.  In this case the number of Shares beneficially owned by the Reporting Persons would be 240,242,172, representing approximately 51.2% of the outstanding Shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Capital Services, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power DISCLAIMED

	8.	Shared Voting Power DISCLAIMED

	9.	Sole Dispositive Power DISCLAIMED

	10.	Shared Dispositive Power DISCLAIMED

11.	Aggregate Amount Beneficially Owned by Each Reporting Person BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) N/A

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power DISCLAIMED

	8.	Shared Voting Power DISCLAIMED

	9.	Sole Dispositive Power DISCLAIMED

	10.	Shared Dispositive Power DISCLAIMED

11.	Aggregate Amount Beneficially Owned by Each Reporting Person BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) N/A

14.	Type of Reporting Person (See Instructions) CO

The purpose of this Amendment No. 3 to the Schedule 13D is to report that on April 28, 2004:

(i) Redes Ópticas S.A., a corporation organized under the laws of the Republic of Chile (“Redes”) and Redes Ópticas (Cayman) Corp., an exempted company incorporated under the laws of the Cayman Islands (“Redes Cayman”) entered into an agreement (the “Share Purchase Agreement”) with Telmex Chile Holding S.A., a corporation organized under the laws of the Republic of Chile (“Telmex”), pursuant to which Redes and Redes Cayman sold 70,310,008 and 117,565,186 Shares (as defined below) of the capital stock of Chilesat Corp. S.A. (formerly known as Télex-Chile S.A.) a corporation formed under the laws of the Republic of Chile (the “Company”), representing 14.9695% and 25.0305%, respectively, of the outstanding Shares;

(ii) Concurrently with the Share Purchase Agreement, Redes entered into an agreement (the “Promise Agreement”) with Telmex pursuant to which Telmex intends to realize a public tender offer in accordance with the applicable laws and regulations of Chile for 100% of the Shares (excluding the Shares owned by Telmex following execution of the Share Purchase Agreement) in accordance with the terms and conditions of the Promise Agreement.  Redes has agreed to tender Shares it owns in such tender offer provided the tender offer is done in accordance with the terms set forth in the Promise Agreement;

(iii)  Redes executed a pledge (the “Redes Pledge”) for the benefit of Telmex to secure a portion of Redes’ payment obligation under the Promise Agreement in the event that Telmex exercises its Right of Sale (as defined below) and Redes must pay the corresponding purchase price in connection with such Right of Sale (as defined below);

(iv)  Telmex executed a pledge (the “Telmex Pledge”) for the benefit of Redes to secure its indemnification obligations under the Promise Agreement and the Share Purchase Agreement;

(v) Redes entered into an agreement (the “Ibañez Tag/Drag Rights Agreement”) with Inversiones y Asesorias Vamjer Limitada (“Ibañez”) pursuant to which each of Redes and Ibañez agreed to not exercise their respective drag-along and tag-along rights under the Settlement Agreement (as defined below) in connection with the Share Purchase Agreement and

(vi) Redes entered into an agreement (the “Ibañez Supplemental Agreement”) with Los Peumos S.A. (“Los Peumos”) and Inmobiliaria Charmat S.A. (“IC” and together with Los Peumos, “Ibañez Group”) pursuant to which Redes and Ibañez Group agreed that the portion of the purchase price paid by Telmex pursuant to the Share Purchase Agreement corresponding to the Shares that are subject to the Additional Call Option under the Settlement Agreement will be paid to Ibañez Group in accordance with the terms of the Ibañez Supplemental Agreement.

The foregoing description of each of the Share Purchase Agreement, the Promise Agreement, the Redes Pledge, the Telmex Pledge, the Ibañez Tag/Drag Rights Agreement and the Ibañez Supplemental Agreement, above and herein is qualified in its entirety by the complete version of such agreement referenced in Item 7 of this Schedule 13D and incorporated herein by reference.

This Amendment No. 3 to the Schedule 13D amends and restates in its entirety the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2002 (the “Schedule 13D” or “Statement”), and previously amended by Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed with the SEC on May 7, 2002 and Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) filed with the SEC on August 15, 2002.  Due to the fact that this Amendment No. 3 is the Reporting Persons’ (as defined below) first electronic filing of the Schedule 13D, the disclosure set forth under each item may, in some cases, repeat information that was previously disclosed in prior amendments in order to fully comply with applicable SEC rules and regulations.

The Reporting Persons hereby amend and restate the Schedule 13D as follows:

ITEM 1.	SECURITY AND ISSUER

This Statement relates to the shares (the “Shares”) of capital stock, without par value of the Company.  Pursuant to the Company’s bylaws, the preferences of the shares of Class A Common Stock and Class B Common Stock expired on July 9, 2002, and therefore, as of such date, the Class A Common Stock and Class B Common Stock were combined into a single class of common stock.  On July 18, 2002, the shareholders of the Company approved a one-for-ten (1:10) reverse stock split (the “Reverse Split”), such that immediately following the Reverse Split each shareholder held one Share for each 10 Shares formerly held.  All Share amounts set forth herein have been adjusted to reflect the Reverse Split.

The principal executive offices of the Company are located at Rinconada El Salto 202, Huechuraba, Santiago, Chile.
ITEM 2.	IDENTITY AND BACKGROUND

This Statement is being filed by each of the following persons (the “Reporting Persons”): Inversiones GE Capital Chile Limitada, a company (sociedad de responsabilidad limitada) organized under the laws of the Republic of Chile (“GE Chile”), GE Capital Equity Investments, Ltd., an exempted corporation organized under the laws of the Cayman Islands (“GE Equity”), General Electric Capital Corporation, a corporation organized under the laws of the state of Delaware (“GE Capital”), General Electric Capital Services, Inc., a corporation organized under the laws of the state of Delaware (“GECS”) and General Electric Company, a corporation organized under the laws of the state of New York (“GE”).

GE Equity owns 99.9979% of the equity ownership interests in GE Chile; GE Equity is a wholly-owned subsidiary of GE Capital; GE Capital is a wholly-owned subsidiary of GECS; and GECS is a wholly-owned subsidiary of GE.  GE Chile and GE Equity acquired their interests in the Shares indirectly through Redes Opticas S.A., a corporation organized under the laws of the Republic of Chile (“Redes”), and Redes Opticas (Cayman) Corp., a corporation organized under the laws of the Cayman Islands (“Redes Cayman”).  Redes Cayman is a wholly-owned subsidiary of Redes; GE Chile owns approximately 18.75% of the capital stock of Redes.  Redes beneficially owns directly or indirectly approximately 49.8% of the capital stock of the Company.  Redes Cayman no longer beneficially owns any Shares of the Company.

The agreement among the Reporting Persons relating to the joint filing of the Schedule 13D is incorporated herein by reference to Exhibit 1 of the Amendment No. 1.

The registered office of GE Chile is located at Apoquindo 3721, piso 13, Las Condes, Santiago Chile.  The principal business of GE Chile is to make equity investments and equity-related investments.  GE Equity’s registered office is located at Codan Trust Company (Cayman) Limited, PO BOX 2681GT, Century Yard, Cricket Sq., Hutchins Drive, Grand Cayman, B.W.I.  The principal business of GE Equity is to make private investments.  The principal executive offices of GE Capital are located at 260 Long Ridge Road, Stamford, Connecticut 06927.  GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries.  GE’s principal executive offices are located at 3135 Easton Turnpike, Fairfield, Connecticut 06431.  GE engages in providing a wide variety of industrial, commercial and consumer products and services.

The name, business address, present principal occupation or employment, and citizenship of each director and officer of GE Chile, GE Equity, GE Capital, GECS and GE are set forth on Schedule 1, attached hereto.

During the last five years none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Item 4 below, Redes Cayman purchased its beneficial interest in the Company using funds from a loan from Redes and Redes made a loan to Redes Cayman using capital contributions from Connected Acquisition Chile S.A., a corporation organized under the laws of the Republic of Chile (“Connected Chile”) and GE Chile.  Redes made the purchase of its beneficial interest in the Company using funds from capital contributions from Connected Chile and GE Chile.  GE Chile made the capital contributions to Redes using funds from capital contributions from made by GE Equity.  GE Equity made the capital contributions to GE Chile using funds from its working capital.  The purchase price for the initial acquisition by the Reporting Persons was approximately $341,787.

As more fully described in Item 4 and Item 6 below, in connection with the purchase of the Bank Debt (as defined in Item 4 below), Redes Cayman made the purchase of its portion of the Bank Debt using funds from a loan from Redes and Redes made the loan to Redes Cayman using loans from Connected Chile and GE Chile.  GE Chile made the loan to Redes from capital contributions from GE Equity.  GE Equity made the capital contributions to GE Chile using funds from working capital.

As more fully described in Item 4 and Item 6 below, on April 25, 2002, Redes and Redes Cayman exchanged their portion of the Bank Debt (as defined in Item 4 below) for the Shares that they acquired in the Capital Increase (as defined in Item 4 below).

As more fully described in Item 4 below, on May 23, 2002, Redes acquired from the Company 36,360,556 shares of Class A Common Stock for 6,544,900,000 Chilean pesos, the equivalent of $10,000,000 as of such date.  Redes made the purchase of its beneficial interest in the Company from credits granted by Connected Chile and GE Chile.  Connected Chile contributed 5,317,731,250 Chilean pesos to Redes, the equivalent of $8,125,000 as of such date, and GE Chile contributed 1,227,168,750 Chilean pesos to Redes, the equivalent of $1,875,000 as of such date.  GE Chile granted the credit to Redes using funds from capital contributions made by GE Equity.  GE Equity made the capital contributions to GE Chile using funds from working capital.

In accordance with the Promesas (as defined in Item 4 below), on June 21, 2002, Redes purchased an aggregate of 1,518,382 Shares from certain shareholders of the Company at a purchase price of 18 Chilean pesos per Share, which purchase price will be paid on December 31, 2090 in one installment, without adjustment for inflation, and without interest or any other charges.  Schedule 2, previously filed with the Amendment No. 2 and incorporated herein by reference, sets forth the names of the selling shareholders and respective number of Shares sold to Redes by each such person.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of the acquisition by GE Chile and GE Equity of their beneficial interests in the Company was indirectly to acquire an equity interest in the Company of approximately 16% for investment purposes.

On April 11, 2002, Redes and Redes Cayman completed concurrent tender offers in the United States and Chile for approximately 28.7% of the Shares (the “Tender Offers”) and acquired substantially all of the indebtedness of the Company and its subsidiary, Chilesat S.A., owed to financial creditors, which indebtedness had an aggregate face value of approximately $104 million (the “Bank Debt”) pursuant to certain contracts, arrangements, understandings and relationships among third parties and the Southern Cross Filers (as defined in Item 6 below) and in certain cases GE Equity (collectively, the “Promesas”).  As contemplated by the Promesas, and as described in Item 6 below, Redes and Redes Cayman entered into definitive agreements for the purchase of the Bank Debt (the “Credit Assignment Agreements”).  As more fully described in Item 5 below, on April 25, 2002 Redes acquired an additional 2,544,520,602 Shares and Redes Cayman acquired an additional 1,232,641,286 Shares through the exercise of preemptive rights upon the issuance of new Shares following the increase in the Company’s number of authorized Shares (the “Capital Increase”).

In connection with the Capital Increase, other shareholders of the Company had preemptive rights to subscribe for a ratable amount of additional Shares.  Due to the registration requirements of the U.S. securities laws, preemptive rights were not made available to U.S. holders of American Depositary Shares (the “ADSs”), each ADS then representing 10 Shares of the Company’s Class B Common Stock, in connection with the offering in the Capital Increase.

Consistent with past practice, the depositary under the ADS program sold, on behalf of the U.S. holders of ADSs, the preemptive rights and remitted the proceeds, if any, to such U.S. ADS holders.  GE Chile and GE Equity increased their share ownership through the exercise by Redes and Redes Cayman of their respective preemptive rights as shareholders in the Capital Increase by subscribing for Shares at a price of 18 Chilean pesos per Share, and paying for such shares through the return of the Bank Debt to the Company.  The Settlement Agreement (as defined below in Item 6) and certain of the Promesas contain agreements requiring the parties thereto to assign to the Southern Cross Filers or waive their preemptive rights to obtain additional Shares pursuant to the Capital Increase.

The purpose of the purchase by Redes on May 23, 2002 of its beneficial interest in the Company was to acquire additional Shares and to provide the Company with funds for general corporate purposes and working capital needs.

The purpose of the purchases by Redes on June 21, 2002 of its beneficial interest in the Company was to acquire additional Shares.

As more fully described in Item 6 below, certain Shares formerly held by the Southern Cross Filers were transferred to the Ibáñez Entities (as defined below), as contemplated by the Settlement Agreement (as defined below).

As more fully described in Item 1 above, the shareholders of the Company approved the Reverse Split on July 17, 2002.

As more fully described in Item 6 below, on April 28, 2004, Redes and Redes Cayman entered into the Share Purchase Agreement and the Promise Agreement.  The purpose of the sale by Redes and Redes Cayman under the Share Purchase Agreement and the proposed sale by Redes under the Promise Agreement is to divest themselves of their entire beneficial interest in the Company.

Subject to certain regulatory approvals and the terms and conditions of the Promise Agreement, Telmex intends to realize a public tender offer for 100% of the Shares (excluding the Shares owned by Telmex following execution of the Share Purchase Agreement) (the “Company Tender Offer”), in accordance with the applicable laws and regulations of Chile.  Pursuant to the Promise Agreement, Telmex has the right to appoint a comptroller and a director to the board of directors of the Company within five business days following the announcement of the Company Tender Offer.

If the Company Tender Offer is not consummated, the determination of whether or not to purchase or sell shares of capital stock in the Company and the terms of any such transactions will depend upon GE Chile and GE Equity’s continued assessment of all relevant factors including the business affairs of the Company, market and general economic conditions, the availability of capital stock at favorable prices, alternative investment opportunities available to GE Chile and GE Equity, the strategic value to GE Chile and GE Equity of the capital stock or control of the Company and other factors deemed relevant by GE Chile and GE Equity.  Additionally, GE Chile and GE Equity may acquire, or acquire rights to acquire, additional shares of capital stock or other securities of the Company by means of open market purchases, brokerage transactions, privately negotiated transactions, a business combination, merger, tender offer or other form of transaction involving the Company, all in accordance with Chilean and U.S. law.

Alternatively, GE Chile and GE Equity may retain their existing Shares or dispose of some or all of their Shares in the open market, in privately negotiated transactions or otherwise, depending upon market conditions and other factors.  In addition, either of GE Chile or GE Equity may transfer all or a portion of the Shares that it owns to any of its subsidiaries or affiliates.  The foregoing represents a range of possible activities GE Chile and GE Equity currently may take with respect to the Shares.  It should be noted, however, that the possible activities and intentions of GE Chile and GE Equity are subject to change at any time.  Each of GE Chile and GE Equity reserves the right to exercise any and all of its respective rights as beneficial owners of Shares or otherwise in such manner as it may determine, subject to the limitations set forth in the Redes Shareholders Agreement (as described in Item 6 below).

Except as set forth above, in this Item 4, or in Item 5 or Item 6 below, or as set forth in the Exhibits incorporated by reference or annexed hereto, neither GE Chile nor GE Equity has any present plans or proposals which relate to or would result in any of the following:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
(d) any change in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company;

(f)                                    any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                                 causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

However, GE Chile and GE Equity may continue to review the business of the Company and, depending upon one or more of the factors referred to above, or other factors, may in the future take one or more of such actions and/or propose that the Company take one or more of such actions.  GE Chile and GE Equity make no representation regarding the present plans of the Southern Cross Filers (as defined in Item 6 below) with respect to the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)                                  Redes is the beneficial owner of approximately 233,785,757 Shares that in the aggregate constitute approximately 49.8% of the outstanding capital stock of the Company.  In addition to the Shares beneficially owned through Redes, GE Chile holds 354,830 Shares directly as a result of the exercise of a certain put option agreement by Donaldson, Lufkin & Jenrette Securities Corp. and Special Situations Holdings VII Ltd.-Telex Chile.  As of the date hereof, Redes Cayman is the beneficial owner of no Shares.  As of the date hereof, GE Chile owns approximately 18.75% of the capital stock of Redes, GE Equity owns 99.9979% of the equity ownership interests in GE Chile and GE Capital owns 100% of the capital stock of GE Equity.  By virtue of such ownership each of GE Chile, GE Equity and GE Capital may be deemed to be the indirect beneficial owner of the approximately 40,363,515 Shares beneficially owned by Redes.  As more fully described in Item 6 below, because of certain voting and other arrangements relating to Shares as set forth in the Redes Shareholders Agreement (as defined in Item 6 below), each of GE Chile, GE Equity and GE Capital, may be deemed to be the beneficial owner of approximately 233,785,757 Shares, that constitute approximately 49.8% of the outstanding capital stock of the Company.  Ownership interests set forth herein are based on the number of shares of capital stock of the Company outstanding as of December 31, 2003 provided to the Reporting Persons by the Company.

(b)                                 The Fund, Connected, Connected Chile, Redes, GE Chile, GE Equity and GE Capital share the power to vote and dispose of the Shares directly or indirectly owned by Redes.  By virtue of this shared voting and dispositive power with respect to such Shares, GE Chile, GE Equity and GE Capital each may be deemed to be the indirect beneficial owner of 240,242,172 Shares in the aggregate, beneficially owned by the Southern Cross Filers (as defined in Item 6 below), which constitutes approximately 51.2% of the outstanding capital stock of the Company.

(c)                                  Other than as reported in this Amendment No. 3, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer, director or managing member of any of the Reporting Persons, has effected any transactions involving the Shares in the 60 days prior to filing this Amendment No. 3.

(d)                                 No person, other than the Southern Cross Filers (as defined in Item 6 below), GE Chile, or the Ibañez Entities (as defined in Item 6 below), is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares owned by Redes, GE Chile or Telecomunicaciones de Chile S.A., a corporation organized under the laws of the Republic of Chile, Asesorias y Estudios de Telecomunicaciones Limitada, a corporation organized under the laws of the Republic of Chile and Inversiones Las Balsas Limitada, a corporation organized under the laws of the Republic of Chile.
(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Agreements Relating to Purchase of Indebtedness

Southern Cross Latin America Private Equity Fund, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (the “Fund”), Southern Cross Capital Partners, an exempted company incorporated under the laws of the Cayman Islands (“SCCP”), Connected Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Connected”), Inversiones San Luis S.A., a corporation organized under the laws of the Republic of Chile (“San Luis”), Connected Chile, Redes, Redes Cayman and Lo Cañas S.A., a corporation organized under the laws of the Republic of Chile (“Lo Cañas” and together with the Fund, SCCP, Connected, San Luis, Connected Chile, Redes and Redes Cayman, the “Southern Cross Filers”) and in certain cases GE Equity entered into contracts, arrangements, understandings and relationships (collectively, the “Promesas”) to purchase substantially all of the Bank Debt with the following creditors of the Company and Chilesat S.A.: Investamerica S.A.; Bear Stearns & Co. Inc.; Banco Sudameris; Scotiabank Sud Americano and Nova Scotia Inversiones Limitada; Dresdner Banque Latein Amerika (formerly known as Dresdner Banque Nationale de Paris); BBVA Banco BHIF; Connecticut General Life Insurance Company; Principal Life Insurance Company; Pacific Life & Annuity Company; Pacific Life Insurance Company; The Northwestern Mutual Life Insurance Company; The Lincoln National Life Insurance Company; Bank of America, N.A.; Barclays Bank plc; Shinhan Bank; Banco Urquijo; and Inversiones DLJ Chile Limitada.  Certain of the Promesas required any creditor a party thereto holding Shares to tender all the Shares held by such creditor to the Southern Cross Filers or their affiliates in the 2002 tender offers, and further restricted the disposition of the Shares owned by such creditors.  As contemplated by the Promesas, on April 15, 2002 Redes and Redes Cayman entered into the Credit Assignment Agreements for the transfer of the Bank Debt from the creditors to Redes and Redes Cayman.  Although there are some variations among the Credit Assignment Agreements, they contain substantially similar terms, and a form of Credit Assignment Agreement is incorporated herein by reference to Exhibit 12 to Amendment No. 1.  On April 26, 2002, the Southern Cross Filers also entered into definitive agreements for the transfer of the indebtedness owed by the Company and its affiliates to Nera Finans A.S.

The Promesas were subject to certain conditions, including (i) that certain restructuring plans contained in amendments to the preventative judicial agreements between the Company, its subsidiary Chilesat S.A. and their respective creditors, which amendments were previously filed as Exhibit 2 to Amendment No. 1 (the “Preventive Agreements”), at meetings of the creditors of the Company and its wholly-owned subsidiary, Chilesat S.A., were approved (which Preventive Agreements were agreed at a meeting of the creditors on or about December 28, 2001), and (ii) that the Capital Increase increasing the Company’s total capitalization by at least 248,498,772,823 Chilean pesos through the issuance of approximately 13,805,487,378 Shares was approved by the shareholders of the Company (which approval was obtained on or about January 30, 2002) and the relevant Chilean regulatory authorities.  Although there are some variations among the Promesas, they contain substantially similar terms, and a form of Promesa was previously filed as Exhibit 3 to Amendment No. 1.  The preceding summary of certain provisions of the Preventive Agreements and the Promesas is not intended to be complete and is qualified in its entirety by reference to the full text of the Preventive Agreements and a form of Promesa incorporated herein by reference to Exhibit 2 and Exhibit 3, respectively, to Amendment No. 1.

As contemplated by the terms of the Promesas the parties thereto entered into definitive Purchase Agreements upon the satisfaction of the conditions set forth above.  Pursuant to the Purchase Agreements, Redes and Redes Cayman have acquired substantially all of the Company’s Bank Debt.  Although there are some variations among the Purchase Agreements, they contain substantially similar terms.

Agreement with Southern Cross Filers and Santander Investment Chile Limitada

On or about October 4, 2001, Connected, the Fund and GE Equity entered into a letter agreement and memorandum, which was subsequently modified by a memorandum of understanding on December 27, 2001 (the “December 27 MOU”) (collectively, the “Letter Agreement”), and Connected, GE Equity and Santander Investment Chile Limitada (“Santander”) entered into a memorandum of understanding, which was also modified by the December 27 MOU (as modified, the “Santander Agreement”).

On or about March 6, 2002, the Fund, Connected, Connected Chile, GE Chile, GE Equity and Redes entered into a shareholders’ agreement (the “Redes Shareholders Agreement”) which superseded the Letter Agreement, the December 27 MOU and the Santander Agreement.  The Redes Shareholders Agreement sets forth the agreements among the parties concerning the governance of Redes, the Company and their respective subsidiaries, including Redes Cayman, and that, subject to certain conditions, the consent of the parties will be required in order to take certain material actions with respect to the Company.  The Redes Shareholders Agreement also sets forth the rights of the parties with respect to the transfer of shares of the capital stock of Redes, the Company and their subsidiaries, including customary “tag-along” and “drag-along” rights, rights of first refusal with respect to certain transfers of Shares by GE Chile, the right of GE Chile and GE Equity to enjoy a “most favored nation” status in connection with certain transfers by Connected or the Fund and certain other agreements relating to the transfer of the Shares by the parties.  The Redes Shareholders Agreement also provided that the parties may cause the registration of the Shares to be acquired, directly or indirectly, by Redes.  Pursuant to the Redes Shareholders Agreement, Connected, GE Equity and their affiliates have assigned to Redes most of the Promesas and the CSFB Agreement and the Put Option (each as defined below in this Item 6), and Redes has agreed to comply with certain obligations under the Settlement Agreement, the Yara Agreement, the Put Option and the Pledge Agreement.  Pursuant to the Redes Shareholders Agreement, GE Chile as a minority investor in Redes has agreed to pay a management fee to Connected Chile in consideration of Connected Chile’s active management role with respect to Redes and the Company.  The above summary description of the Redes Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Redes Shareholders Agreement filed as Exhibit (d)(8) to the

Schedule TO filed by certain of the Southern Cross Filers with the Securities and Exchange Commission on March 7, 2002, as amended from time to time, which is incorporated herein by reference.

As contemplated by the Settlement Agreement dated on or about October 12, 2001, as amended as of January 29, 2002 (as amended, the “Settlement Agreement”), by and among the Southern Cross Filers, Asesorías y Estudios de Telecomunicaciones Limitada, a corporation organized under the laws of the Republic of Chile (“Asetel”), Inversiones Las Balsas Limitada, a corporation organized under the laws of the Republic of Chile (“Las Balsas”), Telecomunicaciones de Chile S.A., a corporation organized under the laws of the Republic of Chile (“Telecomunicaciones” and together with Asetel and Las Balsas, the “Telecomunicaciones Entities”), Inversiones y Servicios El Huapi Limitada, a corporation organized under the laws of the Republic of Chile (“Huapi”), Inversiones y Asesorías Agustinas Limitada, a corporation organized under the laws of the Republic of Chile (“Agustinas”), Los Peumos S.A., a corporation organized under the laws of the Republic of Chile (“Peumos”), and Inversiones Casablanca S.A., a corporation organized under the laws of the Republic of Chile (“Casablanca,” and together with Huapi, Agustinas and Peumos, the “Ibáñez Entities”) and Chilexpress S.A., a corporation organized under the laws of the Republic of Chile, the Ibáñez Entities exercised their call option for a number of Shares equal to eight percent (8%) of the outstanding capital stock of the Company.  The Ibáñez Entities exercised such call option by entering into two separate multi-step transactions, acquiring 6.4% on May 23, 2002, and acquiring 1.6% on June 5, 2002, each as more fully described in the definitive documents for such transactions that were previously filed as Exhibits 13, 14, 15, 16 and 17, to the Amendment No. 2 and are incorporated herein by reference.  Additionally, on July 1, 2002, Redes deposited with Banmerchant S.A., as custodian, a stock certificate representing Shares equal to an additional 8% of the outstanding capital stock of the Company that may be acquired by Peumos in connection with the additional call option granted under the Settlement Agreement.  Finally, as contemplated by the Settlement Agreement, Mr. Juan Eduardo Ibáñez Walker and Mr. Francisco Ibáñez Walker resigned as directors of the Company or its subsidiaries, as applicable, on April 30, 2002, as more fully described in Sections 3.2 and 3.3 of the Settlement Agreement, which are incorporated herein by reference.

Share Purchase Agreement

On April 28, 2004, Redes and Redes Cayman entered into the Share Purchase Agreement with Telmex, a copy of which is annexed hereto as Exhibit 19 and which is incorporated herein by reference.  Pursuant to the Share Purchase Agreement, Redes and Redes Cayman agreed to sell to Telmex 70,310,008 and 117,565,186 Shares, representing 14.9695% and 25.0305%, respectively, of the total outstanding Shares.  The Share Purchase Agreement provides for a post-closing purchase price adjustment based on the amount of net debt and working capital of the Company as of March 31, 2004, as determined in accordance with the procedures outlined in Share Purchase Agreement.

Promise Agreement

On April 28, 2004, Redes and Telmex executed the Promise Agreement, a copy of which is annexed hereto as Exhibit 20 and which is incorporated herein by reference.  Subject to the terms and conditions of the Promise Agreement, Telmex intends to realize the Company Tender

Offer for 100% of the Shares (excluding the Shares owned by Telmex following execution of the Share Purchase Agreement).  In accordance with Chilean law, Telmex has agreed to first announce a tender offer to realize a public tender offer for 50.1% of the shares of capital stock of Chilesat S.A., an affiliate of the Company (the “Affiliate Tender Offer”) and subject to such Affiliate Tender Offer being unsuccessful, will announce the Company Tender Offer.  The Affiliate Tender Offer shall be conducted in accordance with the terms and conditions set forth in the Promise Agreement.  Redes has agreed to tender its Shares pursuant to the Company Tender Offer and Telmex has agreed to purchase such tendered Shares.  Under the Promise Agreement, Telmex has the right to appoint a comptroller and a director to the board of directors of the Company within five business days following the announcement of the Company Tender Offer.

As of the date hereof, approximately 45.4301% of the Shares would be subject to the Promise Agreement.  Shares held by other shareholders of the Company that are subject to tag-along and drag-along rights are not part of the Share Purchase Agreement or the Promise Agreement, but Redes has agreed in the Promise Agreement to use its best efforts to include these Shares with the Shares to be sold pursuant to the Promise Agreement.  The Pledged Shares will not be included in the Shares to be sold pursuant to the Promise Agreement without the prior written consent of Banco de Chile.  Redes may not sell its Shares to any other entity for the duration of the Company Tender Offer or during the first 120 days of a suspension of the Company Tender Offer, such 120-day period being calculated from the date of the announcement of the Company Tender Offer, if such suspension was not the fault of Redes.  In the event that Telmex fails to acquire at least 85.4301% of the Shares in the Company Tender Offer or the Affiliate Tender Offer is successful or competitive tender offer to the Affiliate Public Offering is declared successful, Telmex has the right to put to Redes up to 187,875,194 Shares of the Company at the price of $0.50 per Share (the “Right of Sale”).  If the Company Tender Offer fails for a reason other than the failures described in the foregoing sentence, Telmex has the right to put to Redes up to 77,810,815 or 16.5664% of the Shares of the Company at the price of $0.25 per Share (the “Additional Right of Sale”).  Telmex may exercise its Right of Sale one time only and only during the fifteen (15) business days following the date of the publication of the success of the Affiliate Public Offering or the failure of the Company Tender Offer and Telmex may exercise its Additional Right of Sale one time only and only during the forty-five (45) business days following the earlier of (i) the date of publication of the notice of failure of the Company Tender Offer or (ii) in the event the Company Tender Offer is suspended, the date that is one hundred and twenty (120) calendar days from the date of the announcement of the Company Tender Offer.

In addition, or as an alternative, to the right of Telmex to exercise the Additional Right of Sale, Telmex may exercise (i) tag-along rights pursuant to the terms and conditions set forth in the Promise Agreement in the event that Redes sells its Shares to any third party (other than a sale due to the exercise of the Additional Call Option under the Settlement Agreement) and (ii) a right of first refusal to be exercised any time Redes decides to sell Shares pursuant to the terms and conditions set forth in the Promise Agreement (other than a sale due to the exercise of the Additional Call Option under the Settlement Agreement).

The Promise Agreement also includes drag-along rights to be exercised in the event that the Company Tender Offer fails and Telmex owns directly or indirectly, more than 24.5% of the issued Shares, and as a result of the sale of Shares by Redes to a third party, Redes would lose control of the Company, Redes shall have the right to require Telmex to sell its Shares to such third party to whom Redes is selling its Shares, under the same terms and conditions as Redes.

Redes Pledge

On April 28, 2004, Redes executed the Redes Pledge for the benefit of Telmex, a copy of which is annexed hereto as Exhibit 21 and which is incorporated herein by reference.  Pursuant to the Redes Pledge, Redes pledged 187,875,194 Shares to guarantee a portion of Redes’ payment obligation under the Promise Agreement to purchase Shares in the event Telmex exercises the Right of Sale and Redes must pay the corresponding purchase price in connection with such Right of Sale.

Telmex Pledge

On April 28, 2004, Telmex executed the Telmex Pledge for the benefit of Redes, a copy of which is annexed hereto as Exhibit 22 and which is incorporated herein by reference.    Pursuant to the Telmex Pledge, Telmex pledged 187,875,194 Shares to guarantee a portion of the indemnification obligation of Telmex under the Promise Agreement and the Share Purchase Agreement.

Ibañez Tag/Drag Rights Agreement

On April 28, 2004, Redes entered into the Ibañez Tag/Drag Rights Agreement with Ibañez, a copy of which is annexed hereto as Exhibit 23 and which is incorporated herein by reference, pursuant to which each of Redes and Ibañez agreed not to exercise their respective drag-along and tag-along rights under the Settlement Agreement in connection with the Share Purchase Agreement and Ibañez agreed to tender its Shares in the Company Tender Offer.

Ibañez Supplemental Agreement

On April 28, 2004, Redes entered into the Ibañez Supplemental Agreement with Ibañez Group, a copy of which is annexed hereto as Exhibit 24 and which is incorporated herein by reference, pursuant to which Redes and Ibañez Group agreed that the portion of the purchase price paid by Telmex pursuant to the Share Purchase Agreement corresponding to the Shares that are subject to a Additional Call Option by Ibañez Group under the Settlement Agreement will be paid to Ibañez Group in accordance with the terms of the Ibañez Supplemental Agreement and if Telmex exercises it Right of Sale under the Promise Agreement and Redes acquires the Shares thereunder, Redes will deliver 7.99/40 of the acquired Shares to Ibañez Group.

The above summary descriptions of the Share Purchase Agreement, the Promise Agreement, the Redes Pledge, the Telmex Pledge, the Ibañez Tag/Drag Rights Agreement and the Ibañez Supplemental Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement, the Promise Agreement, the Redes Pledge, the Telmex Pledge, the Ibañez Tag/Drag Rights Agreement and the Ibañez Supplemental Agreement attached hereto as Exhibits 19, 20, 21, 22, 23 and 24  respectively.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Agreement of Joint Filing, dated as of April 22, 2002, among the Reporting Persons (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 2

Preventive Judicial Agreement approved by various creditors of the Company at a meeting of the creditors on December 28, 2001 (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 3	Form of Promesa (previously filed with Schedule 13D and incorporated herein by reference).

Exhibit 4

Shareholders Agreement, dated December 27, 2001, between Connected Acquisition Corp. and Yara Internacional S.A. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 5

Letter Agreement, dated as of October 4, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd., as supplemented by a Memorandum, dated as of October 4, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd., and a Memorandum of Understanding between Connected Acquisition Corp., GE Capital Equity Investments, Ltd. and Santander Investment Chile Limitada, as modified by Memorandum of Understanding, dated as of December 27, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 6

Agreement, dated as of January 24, 2002, among Credit Suisse First Boston Corporation and Southern Cross Latin America Private Equity Fund, L.P. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 7

Shareholders Agreement, dated as of March 6, 2002, among Connected Acquisition Chile S.A., Inversiones GE Capital Chile Limitada, Redes Ópticas S.A., Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund, L.P., and GE Capital Equity Investments, Ltd. (incorporated by reference to Exhibit (d)(8) to the Schedule TO, as amended, filed by Redes Ópticas (Cayman) Corp., Redes Ópticas S.A., Connected Acquisition Corp., Connected Acquisition Chile S.A., Southern Cross Latin America Private Equity Fund, L.P., GE Capital Equity Investments, Ltd. and Inversiones GE Capital Chile Limitada with the

Securities and Exchange Commission on March 7, 2000) (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 8

Schedule TO, as amended, filed by Redes Ópticas (Cayman) Corp., Redes Ópticas S.A., Connected Acquisition Corp., Connected Acquisition Chile S.A., Southern Cross Latin America Private Equity Fund, L.P., GE Capital Equity Investments, Ltd. and Inversiones GE Capital Chile Limitada with the Securities and Exchange Commission on March 7, 2002 is incorporated by reference (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 9	Power of Attorney for General Electric Capital Services, Inc. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 10	Power of Attorney for General Electric Company (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 11	Agreement of Joint Filing, dated as of May 3, 2002, among the Reporting Persons (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 12	Form of Credit Assignment Agreement (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 13

Credit Purchase Agreement, dated as of May 23, 2002, among Redes Opticas (Cayman) Corp. and Ethan Properties Inc. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 14

Pre-emptive Rights Purchase, dated as of May 23, 2002, among Telecomunicaciones de Chile S.A., and Los Peumos S.A. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 15

Share Subscription and Credit Capitalization Agreement, dated as of May 23, 2002, among Los Peumos S.A. and Télex Chile S.A.(previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 16

Credit Purchase Agreement, dated as of June 5, 2002, among Connected Acquisition Corp. and Ethan Properties Inc. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference)

Exhibit 17

Share Purchase and Compensation Agreement, dated as of June 5, 2002, among Redes Opticas (Cayman) Corp. and Los Peumos S.A. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 18	Agreement of Joint Filing, dated as of August 13, 2002, among the Reporting Persons (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 19

Share Purchase Agreement, dated as of April 28, 2004, among Redes Òpticas S.A., Redes Òpticas (Cayman) Corp. and Telmex Chile Holding S.A. (previously filed as Exhibit 25 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 20

Promise Agreement dated as of April 28, 2004, between Redes Òpticas (Cayman) Corp. and Telmex Chile Holding S.A. (previously filed as Exhibit 26 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 21

Pledge Regarding Shares by Redes Opticas S.A. to Telmex Chile Holding S.A. dated as of April 28, 2004 (previously filed as Exhibit 27 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 22

Pledge Regarding Shares by Telmex Chile Holding S.A. to Redes Opticas S.A. dated as of April 28, 2004 (previously filed as Exhibit 28 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 23

Ibañez Tag/Drag Rights Agreement (Acuerdo de Venta De Acciones) between Redes Opticas S.A. and Inversiones y Asesorias Vamjer Limitada dated as of April 28, 2004 (previously filed as Exhibit 29 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 24

Ibañez Supplemental Agreement (Acuerdo de Venta De Acciones) between Redes Opticas S.A. and Los Peumos S.A. and Inmobiliaria Charmat S.A. dated as of April 28, 2004 (previously filed as Exhibit 30 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 25.1	Power of Attorney for General Electric Capital Corporation.

Exhibit 25.2	Power of Attorney for General Electric Capital Services, Inc.

Exhibit 25.3	Power of Attorney for General Electric Company.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated as of April 30, 2004

INVERSIONES GE CAPITAL CHILE LIMITADA

	By:	/s/ Ignacio Cosentino
	Name:	Ignacio Cosentino
	Title:	Managing Representative

GE CAPITAL EQUITY INVESTMENTS, LTD.

	By:	/s/ Ronald J. Herman, Jr.
	Name:	Ronald J. Herman, Jr.
	Title:	President, Chief Executive Officer and Chairman

GENERAL ELECTRIC CAPITAL CORPORATION

	By:	/s/ John W. Campo, Jr.
	Name:	John W. Campo, Jr.
	Title:	Attorney-in-Fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

	By:	/s/ Ronald J. Herman, Jr.
	Name:	Ronald J. Herman, Jr.
	Title:	Attorney-in-Fact

GENERAL ELECTRIC COMPANY

	By:	/s/ Ronald J. Herman, Jr.
	Name:	Ronald J. Herman, Jr.
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit 1	Agreement of Joint Filing, dated as of April 22, 2002, among the Reporting Persons (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 2

Preventive Judicial Agreement approved by various creditors of the Company at a meeting of the creditors on December 28, 2001 (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 3	Form of Promesa (previously filed with Schedule 13D and incorporated herein by reference).

Exhibit 4

Shareholders Agreement, dated December 27, 2001, between Connected Acquisition Corp. and Yara Internacional S.A. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 5

Letter Agreement, dated as of October 4, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd., as supplemented by a Memorandum, dated as of October 4, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd., and a Memorandum of Understanding between Connected Acquisition Corp., GE Capital Equity Investments, Ltd. and Santander Investment Chile Limitada, as modified by Memorandum of Understanding, dated as of December 27, 2001, among Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 6

Agreement, dated as of January 24, 2002, among Credit Suisse First Boston Corporation and Southern Cross Latin America Private Equity Fund, L.P. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 7

Shareholders Agreement, dated as of March 6, 2002, among Connected Acquisition Chile S.A., Inversiones GE Capital Chile Limitada, Redes Ópticas S.A., Connected Acquisition Corp., Southern Cross Latin America Private Equity Fund, L.P., and GE Capital Equity Investments, Ltd. (incorporated by reference to Exhibit (d)(8) to the Schedule TO, as amended, filed by Redes Ópticas (Cayman) Corp., Redes Ópticas S.A., Connected Acquisition Corp., Connected Acquisition Chile S.A., Southern Cross Latin America Private Equity Fund, L.P., GE Capital Equity Investments, Ltd. and Inversiones GE Capital Chile Limitada with the

Securities and Exchange Commission on March 7, 2000) (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 8

Schedule TO, as amended, filed by Redes Ópticas (Cayman) Corp., Redes Ópticas S.A., Connected Acquisition Corp., Connected Acquisition Chile S.A., Southern Cross Latin America Private Equity Fund, L.P., GE Capital Equity Investments, Ltd. and Inversiones GE Capital Chile Limitada with the Securities and Exchange Commission on March 7, 2002 is incorporated by reference (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 9	Power of Attorney for General Electric Capital Services, Inc. (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 10	Power of Attorney for General Electric Company (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 11	Agreement of Joint Filing, dated as of May 3, 2002, among the Reporting Persons (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 12	Form of Credit Assignment Agreement (previously filed with Amendment No. 1 to Schedule 13D and incorporated herein by reference).

Exhibit 13

Credit Purchase Agreement, dated as of May 23, 2002, among Redes Opticas (Cayman) Corp. and Ethan Properties Inc. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 14

Pre-emptive Rights Purchase, dated as of May 23, 2002, among Telecomunicaciones de Chile S.A., and Los Peumos S.A. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 15

Share Subscription and Credit Capitalization Agreement, dated as of May 23, 2002, among Los Peumos S.A. and Télex Chile S.A.(previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 16

Credit Purchase Agreement, dated as of June 5, 2002, among Connected Acquisition Corp. and Ethan Properties Inc. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference)

Exhibit 17

Share Purchase and Compensation Agreement, dated as of June 5, 2002, among Redes Opticas (Cayman) Corp. and Los Peumos S.A. (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 18	Agreement of Joint Filing, dated as of August 13, 2002, among the Reporting Persons (previously filed with Amendment No. 2 to Schedule 13D and incorporated herein by reference).

Exhibit 19

Share Purchase Agreement, dated as of April 28, 2004, among Redes Òpticas S.A., Redes Òpticas (Cayman) Corp. and Telmex Chile Holding S.A. (previously filed as Exhibit 25 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 20

Promise Agreement dated as of April 28, 2004, between Redes Òpticas (Cayman) Corp.  and Telmex Chile Holding S.A. (previously filed as Exhibit 26 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 21

Pledge Regarding Shares by Redes Opticas S.A. to Telmex Chile Holding S.A. dated as of April 28, 2004 (previously filed as Exhibit 27 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 22

Pledge Regarding Shares by Telmex Chile Holding S.A. to Redes Opticas S.A. dated as of April 28, 2004 (previously filed as Exhibit 28 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 23

Ibañez Tag/Drag Rights Agreement (Acuerdo de Venta De Acciones) between Redes Opticas S.A. and Inversiones y Asesorias Vamjer Limitada dated as of April 28, 2004 (previously filed as Exhibit 29 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 24

Ibañez Supplemental Agreement (Acuerdo de Venta De Acciones) between Redes Opticas S.A. and Los Peumos S.A. and Inmobiliaria Charmat S.A. dated as of April 28, 2004 (previously filed as Exhibit 30 to Amendment No. 5 to the Schedule 13D filed by the Southern Cross Filers with the SEC on April 30, 2004 and incorporated herein by reference).

Exhibit 25.1	Power of Attorney for General Electric Capital Corporation.

Exhibit 25.2	Power of Attorney for General Electric Capital Services, Inc.

Exhibit 25.3	Power of Attorney for General Electric Company.

SCHEDULE 1 TO SCHEDULE 13D
FILED BY GENERAL ELECTRIC CAPITAL CORPORATION

INVERSIONES GE CAPITAL CHILE LIMITADA

DIRECTORS AND OFFICERS

Name/Title	Address	Citizenship	Present Principal Occupation
GE Capital Equity Investments, Ltd./ Managing Partner		Cayman Islands
Ignacio Cosentino/ Managing Representative	Ing. Butty 240 Piso 11 (C1001ABF) Buenos Aires Argentina	Argentina	Senior Vice President of GE Equity.
Patricio Sabaini/ Managing Representative	Ing. Butty 240 Piso 11 (C1001ABF) Buenos Aires Argentina	Argentina	Employed by GE Equity, Latin America.
Jose María Eyzaguirre/ Managing Representative	Apoquindo 3721, piso 13 Las Condes, Santiago Chile	Chile	Partner of the law firm of Claro y Cia.
Matías de Marchena/ Managing Representative	Apoquindo 3721, piso 13 Las Condes, Santiago Chile	Chile	Partner of the law firm of Claro y Cia.
Rodrigo Ochagavía/ Managing Representative	Apoquindo 3721, piso 13 Las Condes, Santiago Chile	Chile	Partner of the law firm of Claro y Cia.

GE CAPITAL EQUITY INVESTMENTS, LTD

DIRECTORS AND OFFICERS

Name/Title	Address	Citizenship	Present Principal Occupation
Ronald J. Herman Jr. /Chairman and Director	120 Long Ridge Road Stamford, CT 06927	United States	President & CEO, GE Equity
Frank Ertl / Secretary and Director	120 Long Ridge Road Stamford, CT 06927	United States	Senior Vice President, Chief Financial Officer and Treasurer, GE Equity
Gordan Chan / Director	32 Reid Street, 3d floor Hamilton, HM11 Bermuda	Canada	Manager of Finance & Accounting of GE Capital International Finance (Bermuda) Ltd.

GENERAL ELECTRIC CAPITAL CORPORATION

DIRECTORS AND OFFICERS

All of the following individuals are employees of General Electric Company or one of its affiliates.  All can be reached at the following address: c/o General Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927.

Directors:

David L. Calhoun
James A. Colica
Dennis D. Dammerman
Brackett B. Denniston
Arthur H. Harper
Jeffrey R. Immelt
Robert A. Jeffe
John H. Myers
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman
John M. Samuels
Keith S. Sherin
Robert C. Wright

Executive Officers:

Philip D. Ameen
Kathryn A. Cassidy
James A. Colica
Dennis D. Dammerman
Richard D’Avino
Arthur H. Harper
Robert L. Lewis
Brian T. McAnaney
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman

GENERAL ELECTRIC CAPITAL SERVICES, INC.

DIRECTORS AND OFFICERS

All of the following individuals are employees of General Electric Company or one of its affiliates.  All can be reached at the following address: c/o General Electric Capital Services, Inc., 260 Long Ridge Road, Stamford, CT 06927.

Directors:

David L. Calhoun
James A. Colica
Dennis D. Dammerman
Brackett B. Denniston
Arthur H. Harper
Jeffrey R. Immelt
Robert A. Jeffe
John H. Myers
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman
John M. Samuels
Keith S. Sherin
Robert C. Wright

Executive Officers:

Philip D. Ameen
Kathryn A. Cassidy
James A. Colica
Dennis D. Dammerman
Richard D’Avino
Arthur H. Harper
Steven F. Kluger
Brian T. McAnaney
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman

GENERAL ELECTRIC COMPANY

DIRECTORS AND OFFICERS

Name/Title	Address	Citizenship	Present Principal Occupation
J.I. Cash, Jr. Director	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University
D.D. Dammerman Director and Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.
A.M. Fudge Director	Young & Rubicam, Inc. 285 Madison Avenue New York, NY 10017	United States	Chairman and Chief Executive Officer, Young & Rubicam, Inc.
C.X. Gonzalez Director	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.
J.R. Immelt Director and Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Chairman of the Board and Chief Executive Officer, General Electric Company
A. Jung Director	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Canada	Chairman and Chief Executive Officer, Avon Products, Inc.
A.G. Lafley Director	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	United States	Chairman of the Board, President and Chief Executive The Procter & Gamble Company
K.G. Langone Director	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	United States	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.
R.S. Larsen Director	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	United States	Former Chairman and Chief Executive Officer, Johnson & Johnson
R.B. Lazarus Director	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	United States	Chairman and Chief Executive Officer, Ogilvy & Mather
S. Nunn Director	King & Spalding 191 Peachtree Street, N.E. Atlanta, GA 30303	United States	Former Partner King & Spalding
R.S. Penske Director	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	United States	Chairman of the Board and President, Penske Corporation

Name/Title	Address	Citizenship	Present Principal Occupation
R.J. Swieringa Director	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	United States	Anne and Elmer Lindseth Dean and Professor of Accounting
D.A. Warner III Director	J. P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 345 Park Avenue New York, NY 10154	United States	Former Chairman of the Board, J. P. Morgan
R.C. Wright Director and Officer	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	United States	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.
P.D. Ameen Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Vice President and Comptroller, General Electric Company; Senior Vice President and Controller, General Electric Capital Corporation
F. Beccalli Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Italy	Senior Vice President — GE Europe
C.T. Begley Officer	General Electric Company 2901 East Lake Road Erie, PA 16531	United States	Vice President GE Rail
D.L. Calhoun Officer	General Electric Company 1 Neumann Way Cincinnati, OH 05215	United States	Senior Vice President — GE Transportation
J.P. Campbell Officer	General Electric Company Appliance Park Louisville, KY 40225	United States	Senior Vice President — GE Consumer & Industrial, Americas
W.H. Cary Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Vice President — Investor Communications
K.A. Cassidy Officer	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	United States	Vice President and GE Treasurer
W.J. Conaty Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Senior Vice President — Human Resources
B.B. Denniston III Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Vice President and General Counsel
S.C. Donnelly Officer	General Electric Company One Research Circle Niskayuna, NY 12309	United States	Senior Vice President-GE Global Research
S. Fitzsimmons Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Vice President-Corporate Financial Planning and Analysis

Name/Title	Address	Citizenship	Present Principal Occupation
Y. Fujimori Officer	General Electric Company 21 Mita 1-chome Meguro-ku 3d Floor Alto Tokyo, Japan 153-0062	Japan	Senior Vice President-GE Asia
A.H. Harper Officer	General Electric Company 260 Long Ridge Road Stamford, CT 06927	United States	Senior Vice President-GE Equipment Management; President, General Electric Capital Corporation
B.W. Heineman, Jr. Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Senior Vice President, Law and Public Affairs
J.M. Hogan Officer	General Electric Company P. O. Box 414 Milwaukee, WI 53201	United States	Senior Vice President-GE Healthcare
R.A. Jeffe Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Senior Vice President-Corporate Business Development
J. Krenicki Officer	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	United States	Senior Vice President-GE Advanced Materials
M.A. Neal Officer	General Electric Company 260 Long Ridge Road Stamford, CT 06927	United States	Senior Vice President-GE Commercial Finance
D.R. Nissen Officer	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	United States	Senior Vice President-GE Consumer Finance
J.A. Parke Officer	General Electric Company 260 Long Ridge Road Stamford, CT 06927	United States	Senior Vice President-General Electric Company; Vice Chairman and Chief Financial Officer, GE Capital Corporation
R.R. Pressman Officer	General Electric Company 5200 Metcalf Avenue Overland Park, KS 66201	United States	Senior Vice President-Employers Reinsurance Corporation
G.M. Reiner Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Senior Vice President-Chief Information Officer
J.G. Rice Officer	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	United States	Senior Vice President-GE Energy
K.S. Sherin Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	United States	Senior Vice President-Finance and Chief Financial Officer
L.G. Trotter Officer	General Electric Company Appliance Park Louisville, KY 40225	United States	Senior Vice President-GE Consumer and Industrial
W.A. Woodburn Officer	General Electric Company 187 Danbury Road Wilton, CT 06897	United States	Senior Vice President-GE Infrastructure